UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2010
METHANEX CORPORATION

(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      .

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1
2.	DATE OF MATERIAL CHANGE
September 8, 2010
3.	NEWS RELEASE
The press release announcing this material change was issued on September 8, 2010 in Canada and the United States.
4.	SUMMARY OF MATERIAL CHANGE
Methanex Corporation announced on September 8, 2010 that it plans to restart its 470,000 tonne per year methanol plant in Medicine Hat, Alberta, Canada in April 2011.
5.	FULL DESCRIPTION OF MATERIAL CHANGE
5.1	FULL DESCRIPTION OF MATERIAL CHANGE
Methanex Corporation announced on September 8, 2010 that it plans to restart its 470,000 tonne per year methanol plant in Medicine Hat, Alberta, Canada in April 2011. Methanex has commenced a program to purchase natural gas on the Alberta gas market. The plant consumes approximately 50,000 mmbtu of natural gas per day operating at capacity. The plant has been idle since 2001 and the estimated capital cost to restart the plant is approximately US $40 million.
5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS Not applicable.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT: For further information, contact:
Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600
9.	DATE OF REPORT
September 13, 2010
METHANEX CORPORATION

Name: Randy Milner Title: Senior Vice President, General Counsel and Corporate Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 13, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary